Exhibit 12


                              TAUBMAN CENTERS, INC.

         Computation of Ratios of Earnings to Combined Fixed Charges and
                      Preferred Dividends and Distributions
                         (in thousands, except ratios)

                                                                                  Six Months Ended June 30
                                                                           -----------------------------------
                                                                                 2000                  1999
                                                                                 ----                  ----

Net Earnings from Continuing Operations                                    $      31,356         $      26,788

Add back:
       Fixed charges                                                              59,273                50,977
       Amortization of previously capitalized
         interest (1)                                                              1,101                 1,067

   Equity in net income in excess of distributions of
      less than 50% owned Unconsolidated Joint
      Ventures                                                                                            (689)

    Deduct:
       Capitalized interest (1)                                                  (12,209)               (7,669)
                                                                           --------------        -------------
Earnings Available for Fixed Charges
  and Preferred Dividends and Distributions                                $      79,521         $      70,474
                                                                           =============         =============

Fixed Charges
    Interest expense                                                       $      26,825         $      24,688
    Capitalized interest                                                          10,127                 7,313
    Interest portion of rent expense                                               1,950                 2,064
    Proportionate share of Unconsolidated Joint
      Ventures' fixed charges                                                     20,371                16,912
                                                                           -------------         -------------
       Total Fixed Charges                                                 $      59,273         $      50,977
                                                                           -------------         -------------

Preferred Dividends and Distributions                                             12,800                 8,300
                                                                           -------------         -------------
    Total Fixed Charges and Preferred
      Dividends and Distributions                                          $      72,073         $      59,277
                                                                           =============         =============

Ratio of Earnings to Fixed Charges and
  Preferred Dividends and Distributions                                              1.1                   1.2


(1)  Amounts   include  TRG's  pro  rata  share  of  capitalized   interest  and
     amortization of previously capitalized interest of the Unconsolidated Joint Ventures.